SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Myanmar Manufacturing Facility

Highway Holdings Limited (the “Company”) has previously disclosed that Kayser Myanmar Manufacturing Company Ltd. (“Kayser Myanmar”), the Company’s 84% owned manufacturing subsidiary located in Yangon, Myanmar, has been negotiating a lease for a new manufacturing facility. On March 29, 2019 Kayser Myanmar entered into a 50-year lease, which lease has since then been officially approved and recorded. Accordingly, Kayser Myanmar is now the legal tenant at the new manufacturing facility.

Until 2018, Kayser Myanmar has been conducting its operations in Yangon, Myanmar, under a lease that expired at the end of 2018. As previously disclosed, Kayser Myanmar identified a new factory complex in Yangon (the “New Facility”) to replace the prior facility. The New Facility, an approximately 6,900 square meter (1.67 acres) factory estate that is located in the same Hlaing Tharyar Township in Yangon as the prior manufacturing facility, is owned by Konig Company Limited (“Konig Company”), a Myanmar company. Konig Company is owned by two Myanmar citizens who are related to Kayser Myanmar. One of the principals of Konig Company currently is a manager and a shareholder of Kayser Myanmar (he owns a 16% interest in Kayser Myanmar), and the other currently is a manager of Kayser Myanmar. Konig Company only recently acquired the New Facility.

The lease for the New Facility has a term of 50 years. Kayser Myanmar has the option to extend the lease term for two consecutive 10-year terms on the same terms and conditions as in effect for the initial 50-year period. Kayser Myanmar, the tenant, is obligated under the lease to make monthly lease payments equal to 10 million Myanmar Kyat (approximately U.S. $6,500 per month, based on the currency conversion rate in effect on the date of this report). Kayser Myanmar has paid Konig Company $950,000 as a prepayment of rent under the lease (at today’s currency conversion rate, the prepayment represents approximately 12 years of rental payments). Under the lease, Kayser Myanmar must also pay all utilities (water, electricity, gas and sanitation), and Konig Company is obligated to pay all property taxes, and pay for all insurance on the premises. Kayser Myanmar has the right to alter and improve the premises at its own cost. As permitted by this provision, Kayser Myanmar has already upgraded the existing two factories at the New Facility, and has constructed a third factory and a new office building on the site. Kayser Myanmar has the right to sublet some or all of the New Facility.

Under the new lease, Kayser Myanmar has the option to purchase the factory from Konig Company if and when, Myanmar law is changed to permit ownership of real estate in Myanmar by foreign-owned companies. Because Kayser Myanmar is an indirect subsidiary of the Company, under the Myanmar Transfer of Property Act 1882 and the Myanmar Transfer of Immovable Property Restriction Law 1987, Kayser Myanmar is deemed to be a foreign-owned company and, therefore, is currently not permitted to own the New Facility. If Myanmar law is changed to allow foreign-owned companies to own Myanmar real estate, Kayser Myanmar will have the option to purchase the New Facility at a price equal to the then fair market value of the New Facility. The fair market value will be determined by an independent appraiser. The valuation of the New Facility will, however, exclude the increased value of the site attributable to any improvements, alterations, and additions made to the New Facility by Kayser Myanmar. Konig cannot sell, transfer or mortgage the New Facilities without the consent of Kayser Myanmar.

Kayser Myanmar has moved all of its manufacturing equipment that was located at the prior Yangon lease to the New Facility. In addition, the Company has already transferred much of the machinery and manufacturing equipment from the Company’s Shenzhen, China, plant to the New Facility. The Company intends to continue to relocate most of its assembly operations from Shenzhen to Yangon. As a result of the completion of the refurbishment of the existing buildings at the New Facility, the completion of the construction of a new, third factory building, and the transfer of equipment, the New Facilities are now operational.

Exhibit Index.

Exhibit No.	Description
99.1	Lease Agreement, dated March 29, 2019, between Kayser Myanmar Manufacturing Company Ltd. and Konig Company Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: May 23, 2019	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer